Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of November 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: November 17, 2005

List of materials

Documents attached hereto:


i) Press release announcing Sony and NEC Conclude MOU Aiming to Establish Joint Venture in Optical Disc Drive Business


                                                               November 17, 2005

                                                                Sony Corporation

                                                                 NEC Corporation

         Sony and NEC Conclude MOU Aiming to Establish Joint Venture in
                          Optical Disc Drive Business

Sony Corporation (hereafter Sony) and NEC Corporation (hereafter NEC) have concluded a Memorandum of Understanding (MOU) aiming to establish a Joint Venture company in the optical disc drive business. Sony and NEC will work together from now to reach agreement on a final contract. The new company will aspire to become the leading company in the optical disc drive sector.

Sony will hold a 55% stake in the new company while NEC's stake will be 45%. Sony and NEC will make preparations to transfer their respective optical disc drive operations to the Joint Venture, targeting a business start on April 1, 2006. The Joint Venture will focus on the planning, design, manufacturing and marketing to manufacturers of optical disc drives (DVD and CD drives) for integration into products such as PCs. The company will operate on a global basis.

The new company will pool the best in optical disc drive technology (e.g. NEC's strengths in LSIs and Sony's expertise in optical pickups) to deliver high quality and reliable products to consumer electronics and PC makers on a timely basis.

Sony's President and Electronics CEO, Ryoji Chubachi commented:

Optical disc drives are key components for a broad range of devices and we are strategically focusing our development resources in this sector. By teaming with NEC which has excellent technology in areas such as DVD drives, I believe we can work effectively to enhance our product lineup and quality on a global scale.

NEC's President Akinobu Kanasugi, commented:

The market for high value-added drives to be integrated into PCs and consumer electronics products is rapidly expanding. I believe we have made the best choice in partnering with Sony with whom we can build a total value chain covering procurement of key components, production and marketing. This will allow us to realize the aim of becoming the top vendor in this sector.

Outline of JV

Capital
Amount to be determined (Sony will have a 55% stake, NEC will have a 45% stake)

Operational Start
Planned for April 1, 2006

Scale of Business
In FY04, the optical disc drive businesses of both companies combined generated about Y220 billion.

Executives
Sony will designate the President while NEC will designate the Vice President of the company.